                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000




                          Commission file number




                     RETIREMENT SAVINGS AND INVESTMENT PLAN
                             FOR UNION EMPLOYEES OF
                  JOSEPH E. SEAGRAM & SONS, INC. AND AFFILIATES
                                 375 Park Avenue
                            New York, New York 10152
              (Full title of the plan and the address of the plan)






                            Vivendi Universal, S.A.
                            42, avenue de Friedland
                          75380 Paris Cedex 08, France
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION


1.   Not Applicable.

2.   Not Applicable.

3.   Not Applicable.

4 The Retirement Savings and Investment Plan for Union Employees of Joseph E. Seagram & Sons, Inc. and Affiliates (the "Union Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Attached hereto are the financial statements of the Union Plan for the fiscal year ended December 31, 2000 prepared in accordance with the financial reporting requirements of ERISA.


                                    EXHIBITS


1. Financial statements of the Union Plan for the fiscal year ended December 31, 2000 prepared in accordance with the financial reporting requirements of ERISA.

2.   Consent of Gutierrez & Co., independent accountants.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.




                   THE RETIREMENT SAVINGS AND INVESTMENT PLAN
                   FOR UNION EMPLOYEES OF JOSEPH E. SEAGRAM & SONS, INC. AND AFFILIATES

                        By  /s/ Andrew Loyst
                           ----------------------------------
                           Andrew Loyst
                           Director - Global Benefits
                           Vivendi Universal, S.A.



Date:  June 29, 2001

                                                                       Exhibit 1


                     RETIREMENT SAVINGS AND INVESTMENT PLAN
                             FOR UNION EMPLOYEES OF
                         JOSEPH E. SEAGRAM & SONS, INC.
                                 AND AFFILIATES

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 and 1999

                RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION
           EMPLOYEES OF JOSEPH E. SEAGRAM & SONS, INC. AND AFFILIATES

                          INDEX TO FINANCIAL STATEMENTS



                                                                           Page


Independent Auditors' Report                                                  1

Statement of Net Assets Available for Benefits                              2-3

Statement of Changes in Net Assets
         Available for Benefits                                             4-5

Notes to Financial Statements                                              6-10

Supplemental Schedules*

Line 27d Form 5500 - Schedule of Reportable Transactions
          Year Ended December 31, 2000                                    11-12

Line 27a Form 5500 - Schedule of Assets Held for Investment
       Purposes December 31, 2000                                            13



*Other schedules required by 29CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                          INDEPENDENT AUDITORS' REPORT


To the Benefits Committee of the Retirement
Savings and Investment Plan for Union
Employees of Joseph E. Seagram & Sons, Inc.
and Affiliates

         We have audited the accompanying statements of net assets available for benefits of the Retirement Savings and Investment Plan for Union Employees of Joseph E. Seagram & Sons, Inc. and Affiliates (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes and (2) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gutierrez & Co.


Flushing, New York
June 15, 2001

          RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF
                  JOSEPH E. SEAGRAM & SONS, INC. AND AFFILIATES
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                                       December 31,
                                                                                       ------------
                                                                                 2000               1999
                                                                                 ----               ----
INVESTMENTS (Note 3)
    Money Market Fund:
      Dreyfus Cash Management Plus Fund (cost of $206,669
       and $171,799)                                                        $  206,669         $  171,799
       Cash                                                                      1,568
    Stable Income Fund:
       Dreyfus-Certus Stable Value Fund Series I (cost of $225,835
          and $151,712)                                                         225,835            151,712
       Cash                                                                         927
Bond Fund:
       Dreyfus A Bond Plus Fund (cost of $190,028 and $132,735)                 189,052            125,343
       Cash                                                                       1,088
    S&P 500 Index Fund:
       Dreyfus Institutional S&P 500 Stock Index Fund
           (cost of $1,626,506 and $1,009,833)                                1,701,869          1,285,380
       Cash                                                                      11,651             (8,327)
    Disciplined Stock Fund:
       Dreyfus Disciplined Stock Fund (cost of $644,466 and $461,787)           639,777            557,485
       Cash                                                                       4,088
    Growth Equity Fund:
       Warburg Pincus Emerging Growth Fund (cost of $735,564
          and $352,856)                                                         614,824            447,893
       Cash                                                                       4,156
    Seagram Stock Fund:
       The Seagram Company Ltd. Common Shares (cost of $301,013)                                   319,910
       Vivendi Universal ADSs (cost of $430,941)                                453,700
       TBC Inc. Pooled Employee Funds (cost of $461 and $0 )                        461
       Cash                                                                       2,983             (3,591)
      Loans to Participants                                                      93,848             71,751
                                                                             ----------         ----------
          Total Investments                                                  $4,152,496         $3,119,355
                                                                             ==========         ==========



    The accompanying notes are an integral part of the financial statements.

         RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF
                  JOSEPH E. SEAGRAM & SONS, INC. AND AFFILIATES
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                   (Continued)

                                                        December 31,
                                                        ------------
                                                   2000              1999
                                                   ----              ----
RECEIVABLES
    Dividends and Interest                     $        7        $        6
    Proceeds from Unsettled Sales                                    11,348
                                               ----------        ----------
       Total Receivables                                7            11,354
                                               ----------        ----------
TOTAL ASSETS                                    4,152,503         3,130,709
                                               ----------        ----------
LIABILITIES
    Cost of Unsettled Purchases                    26,754
                                               ----------        ----------
       Total Liabilities                           26,754
                                               ----------        ----------
NET ASSETS AVAILABLE FOR BENEFITS              $4,125,749        $3,130,709
                                               ==========        ==========


    The accompanying notes are an integral part of the financial statements.

          RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF
                  JOSEPH E. SEAGRAM & SONS, INC. AND AFFILIATES
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                     Year Ended December 31,
                                                                     -----------------------
                                                                     2000               1999
                                                                     ----               ----
CONTRIBUTIONS
    Participating Employees                                      $1,255,155          $ 936,148
    Participating Companies                                          82,594
                                                                 ----------          ---------
                                                                  1,337,749            936,148
                                                                 ----------          ---------
INVESTMENT ACTIVITIES
    Investment Income
       Money Market Fund                                             11,372              5,955
       Stable Income Fund                                            11,465              5,274
       Bond Fund                                                      9,404              6,650
       S&P 500 Index Fund                                            16,667             10,059
       Disciplined Stock Fund                                           133                809
Interest on Loans to Participants                                     6,858                635
       Seagram Stock Fund                                                                3,249
       Vivendi Universal ADSs                                         5,333
                                                                 ----------          ---------
          Total Investment Income                                    61,232             32,631
                                                                 ----------          ---------
    Realized Net Gain on Sale of Investments
       Money Market Fund                                             (4,123)               950
       Bond Fund                                                       (534)              (636)
       Stable Income Fund                                               801                486
       S & P 500 Index Fund                                          28,104             31,562
       Disciplined Stock Fund                                        38,472             27,671
       Growth Equity Fund                                           122,542             54,948
       Seagram Stock Fund                                                               19,686
       Vivendi Universal ADSs                                        37,266
                                                                 ----------          ---------
      Total Realized Net Gain on Sale of
      Investments                                                   222,528            134,667
                                                                 ----------          ---------
    Unrealized Appreciation (Depreciation) on Investments
       Bond Fund                                                      6,415             (4,136)
       S&P 500 Index Fund                                          (200,184)           153,830
       Growth Equity Fund                                          (215,777)            75,299
       Disciplined Stock Fund                                      (100,387)            54,931
       Seagram Stock Fund                                                                4,205
       Vivendi Universal ADSs                                        17,342
                                                                 ----------          ---------
     Total Unrealized Appreciation
         on Investments                                            (492,591)           284,129
                                                                 ==========          =========



    The accompanying notes are an integral part of the financial statements.

          RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF
                  JOSEPH E. SEAGRAM & SONS, INC. AND AFFILIATES
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                   (Continued)

                                                                 Year Ended December 31,
                                                                 -----------------------
                                                                 2000               1999
                                                                 ----               ----
  Increase (decrease) in Plan Equity from Investment
     Activities                                               $ (208,831)        $  451,427
                                                              ----------         ----------
PARTICIPANT WITHDRAWALS                                         (127,477)           (22,407)
                                                              ----------         ----------
LOAN BALANCE ADJUSTMENT                                           (6,401)             6,401
                                                              ----------         ----------
INCREASE IN PLAN EQUITY                                          995,040          1,371,569

PLAN EQUITY AT BEGINNING OF YEAR                               3,130,709          1,759,140
                                                              ----------         ----------
PLAN EQUITY AT END OF YEAR                                    $4,125,749         $3,130,709
                                                              ==========         ==========


    The accompanying notes are an integral part of the financial statements.

          RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF
                  JOSEPH E. SEAGRAM & SONS, INC. AND AFFILIATES
                          NOTES TO FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


         The accounting policies followed in the preparation of the financial statements of the Retirement Savings and Investment Plan for Union Employees of Joseph E. Seagram & Sons, Inc. and Affiliates (the "Plan") conform with generally accepted accounting principles. The more significant accounting policies are:

         Basis of Accounting

         The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

         Investment Valuation

         Investment securities are recorded and valued as follows:

         United States government obligations at fair value based on the current market yields; temporary investments in short-term investment funds at cost which in the normal course approximates market value; securities representing units of other funds at net asset value; Vivendi Universal ADSs at the closing price reported on the composite tape of the New York Stock Exchange on the valuation date.

         On December 8, 2000, The Seagram Company Ltd. (parent of Joseph E. Seagram & Sons, Inc.), Vivendi and Canal Plus S.A. completed a series of transactions pursuant to which the three companies combined into Vivendi Universal. Upon the completion of the merger transactions, shareholders of The Seagram Company Ltd. (other than those exercising dissenters' rights), including the Trustee on behalf of the Plan, received, for each common share of The Seagram Company Ltd. held, 0.80 Vivendi Universal ADSs or a combination of 0.80 non-voting exchangeable shares of Vivendi Universal's Canadian subsidiary, Vivendi Universal Exchangeco, and an equal number of voting rights in Vivendi Universal.

         Security Transactions

         Security transactions are accounted for on a trade date basis with the average cost basis used for determining the cost of investments sold. Interest income is recorded on an accrual basis. Income on securities purchased under agreements to resell is accounted for at the repurchase rate. Changes in discount on coupons detached from United States Treasury Bonds are reflected as unrealized appreciation.

          RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF
                  JOSEPH E. SEAGRAM & SONS, INC. AND AFFILIATES
                          NOTES TO FINANCIAL STATEMENTS


2.       DESCRIPTION OF THE PLAN (Continued)

         The Plan is a defined contribution plan established as of January 1, 1997 by Joseph E. Seagram & Sons, Inc. (the "Company") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

         The Plan covers eligible employees of the Company who are covered by various collective bargaining agreements between the Company and the employee representatives, as specified by the Plan.

         The Plan provides benefits to participants based upon amounts voluntarily contributed to a participant's account by the participant (see Note 4). Under the Plan, a participant is not provided with any fixed benefit. The ultimate benefit to be received by the participant depends on the amounts contributed, the investment results and other adjustments, and the participant's vested interest at termination of employment (see Note 5).

         With respect to each participant, contributions are allocated among four accounts: pre-tax account, after-tax account , rollover account and company match account (effective January 1, 2000) (the "Accounts"). Such contributions are invested as designated by the participants in one or more of the investment funds referred to in Note 3, and are accumulated and invested in a Trust Fund held by the Dreyfus Trust Company, as Trustee. The Plan is administered by the Company through an Administrative Committee appointed by the Board of Directors of the Company.

3.       INVESTMENT PROGRAM

         During the years ended December 31, 2000 and 1999, the Plan was comprised of seven investment funds: (i) the Money Market Fund investing in the Dreyfus Cash Management Plus Fund managed by Dreyfus Corporation; (ii) the Stable Income Fund investing in the Dreyfus-Certus Stable Value Fund managed by Dreyfus Trust Company;
         (iii) the Bond Fund investing in Dreyfus A Bond Plus Fund managed by Dreyfus Corporation; (iv) the S&P 500 Index Fund investing in Dreyfus Institutional S & P 500 Stock Index Fund managed by Dreyfus Corporation; (v) the Disciplined Stock Fund investing in Dreyfus Disciplined Stock Fund managed by Dreyfus Corporation; (vi) the Growth Equity Fund investing in Warburg Pincus Emerging Growth Fund managed by Warburg Pincus Counsellors, Inc.; and (vii) the Seagram Stock Fund investing primarily in The Seagram Company Ltd. common shares prior to December 8, 2000, and, as described below, primarily in Vivendi Universal ADSs beginning December 8, 2000. The investments are administered by the Benefits Committee appointed by the Board of Directors of the Company.

          RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF
                  JOSEPH E. SEAGRAM & SONS, INC. AND AFFILIATES
                          NOTES TO FINANCIAL STATEMENTS


3.       INVESTMENT PROGRAM (Continued)

         On December 8, 2000, The Seagram Company Ltd. (parent of Joseph E. Seagram & Sons, Inc.), Vivendi and Canal Plus S.A. completed a series of transactions pursuant to which the three companies combined into Vivendi Universal. Upon the completion of the merger transactions, shareholders of The Seagram Company Ltd. (other than those exercising dissenters' rights), including the Trustee on behalf of the Plan, received, for each common share of The Seagram Company Ltd. held, 0.80 Vivendi Universal ADSs or a combination of 0.80 non-voting exchangeable shares of Vivendi Universal's Canadian subsidiary, Vivendi Universal Exchangeco, and an equal number of voting rights in Vivendi Universal.

4.       CONTRIBUTIONS

         Eligible employees, as defined, may elect to contribute to their pre-tax accounts on a pre-tax basis ("Pre-Tax Contributions) and/or to their after-tax accounts on an after-tax basis ("After-Tax Contributions") through payroll deductions of 1% to 17% (in the aggregate) of their annual pay, as defined in the Plan, in multiples of 1%, in any combination, provided, the aggregate percentage of the contributions does not exceed 17% of their annual pay. Pre-tax Contributions and After-Tax Contributions are subject to limitations imposed by federal laws for qualified retirement plans.

         Effective January 1, 2000, the Company will match twenty five cents for each dollar of the first 3 % of the participant's elective deferral. Prior to January 1, 2000, the Plan did not provide for matching contributions by the Company. The Plan will accept into participants' rollover accounts cash received by participants from a qualified plan within the time prescribed by applicable law ("Rollover Contributions").

5.       VESTING

         A participant in the Plan always has a fully vested interest in the value of his or her contributions and rollover accounts. He or she has a non-forfeitable right to the value of his or her company match account upon the attainment of age 60, disability (as defined in the Plan ) or death. Upon termination of employment for any other reason, a participant vests in the funds held in his or her company match account in accordance with the following vesting schedule:


                     Years of Service                 Vested Percentage
                       Less than 1                             0%
                At least 1, but less than 2                   20%
                At least 2, but less than 3                   40%
                At least 3, but less than 4                   60%
                At least 4, but less than 5                   80%
                            5 or more                        100%

          RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF
                  JOSEPH E. SEAGRAM & SONS, INC. AND AFFILIATES
                          NOTES TO FINANCIAL STATEMENTS


5.       VESTING (Continued)

         Upon termination of employment for reasons other than the attainment of age 60, disability or death of a participant who was not fully vested in his or her company match account, the nonvested portion of the participant's company match account shall be forfeited. Any amount forfeited shall be applied to reduce the Participating Companies' contributions. Any amount forfeited shall be restored if the participant is re-employed by a Participating Company before incurring a five year break in service and if the participant repays to the Plan (within five years after his or her reemployment commencement date) an amount in cash equal to the full amount distributed to him or her from the Plan on account of termination of employment, excluding amounts from the after-tax and rollover accounts at the participant's election.

         The nonvested interest of terminated participants serves to reduce Participating Company contributions in accordance with the terms of the Plan.

6.       DISTRIBUTIONS

         Upon termination of employment, after attainment of age 60 or for reason of total and permanent disability or death, the participant or his or her beneficiary shall receive the entire value of his or her Accounts. However, if the termination of employment is for reasons other than the attainment of age 60, disability or death, the participant shall receive only the value of the vested funds in his or her Accounts (See Note 5).

         In accordance with the procedures established by the Administrative Committee and the terms of the Plan, certain terminated employees may elect to defer final distribution from the Plan. Upon such election, the amount in such participants' vested interest in the Plan is entitled to continue to receive investment income and is held by the Trustee until the date of distribution as elected by the participants.

         Prior to termination of employment, the participant may withdraw amounts from the participant's Accounts in accordance with the provisions of the Plan.

7.       LOANS TO PARTICIPANTS

         A participant may apply for loans up to the lesser of $50,000 or 50% of the value of the participant's Accounts. The minimum loan amount is $1,000. The maximum repayment terms are 5 years for general purpose loans and 25 years for principal residence loans, except that primary residence loans requested after December 31, 1999 will have a maximum repayment term of fifteen years. The amounts borrowed are transferred from the investment funds in which the participant's Accounts are currently invested. On a weekly basis, repayments and interest thereon are credited to the participant's current investment funds through payroll deduction.

          RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF
                  JOSEPH E. SEAGRAM & SONS, INC. AND AFFILIATES
                          NOTES TO FINANCIAL STATEMENTS


8.       TAX STATUS OF PLAN

         The Internal Revenue Service has ruled by a letter dated May 20, 1998 that the Plan is qualified under Section 401(a) of the Internal Revenue Code. So long as the Plan continues to be so qualified, it is not subject to federal income taxes.

         Participants are not currently subject to income tax on the income earned by the Plan. Benefits distributed to participants or to their beneficiaries maybe taxable to them. The tax treatment of the value of such benefits depends on the event giving rise to the distribution and the method of distribution selected.

9.       RELATED PARTY TRANSACTIONS

         Certain of the expenses of the Plan are paid by the Company, and personnel and facilities of the Company are used by the Plan at no charge.

10.      TERMINATION OF THE PLAN

         The Board of Directors of the Company may terminate the Plan at any time. In the case of termination, the rights of participants to their accounts shall be vested as of the date of termination.

11.      INVESTMENTS

         The following investments each represent five percent or more of the total Plan assets as of the beginning of the respective Plan year:

                   Description of Investment                       Cost           Fair Value
                   -------------------------                       ----           ----------
         Year Ended December 31, 2000:
         Dreyfus Cash Management Plus Fund                     $  206,669        $  206,669
         Dreyfus-Certus Stable Value Fund Series I                225,835           225,835
         Dreyfus A Bond Plus Fund                                 190,028           189,052
         Dreyfus Institutional S&P 500 Stock Index Fund         1,626,506         1,701,869
         Dreyfus Disciplined Stock Fund                           644,466           639,777
         Warburg Pincus Emerging Growth Fund                      735,564           614,824
         Vivendi Universal ADSs                                   430,941           453,700
         Year Ended December 31, 1999:
         Dreyfus Cash Management Plus Fund                     $  171,799        $  171,799
         Dreyfus-Certus Stable Value Fund Series I                151,712           151,712
         Dreyfus A Bond Plus Fund                                 132,735           125,343
         Dreyfus Institutional S&P 500 Stock Index Fund         1,009,833         1,285,380
         Dreyfus Disciplined Stock Fund                           461,787           557,485
         Warburg Pincus Emerging Growth Fund                      352,856           447,893
         The Seagram Company, Ltd. Common Shares                  301,013           319,910

                              SUPPLEMENTAL SCHEDULE



           RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES
                OF JOSEPH E. SEAGRAM & SONS, INC. AND AFFILIATES
            Line 27d Form 5500 - Schedule of Reportable Transactions
  Series of Transactions In Excess of Five Percent of the Current Value of the
                                   Plan Assets
                          Year ended December 31, 2000


Shares/                                             Number of         Cost of         Proceeds      Cost of Assets
Par Value       Security Description               Transactions      Purchases       From Sales     Disposed            Gain/Loss
---------       --------------------               ------------      ---------       ----------     --------            ---------
104,834.73      Dreyfus Cash Mgmt Plus
                Institutional Shares*                   66           104,834.73             .00             .00              .00

 81,337.03      Dreyfus Cash Mgmt. Plus
                Institutional Shares*                   26                  .00       81,337.03       81,337.03              .00

 25,158.68      Dreyfus/Laurel Fds Inc
                S&P 500 Stk Index Fd Tr Shs *           84           742,949.06             .00             .00              .00

  6,045.82      Dreyfus/Laurel Fds Inc
                S&P 500 Stk Index Fd Tr Shs*            29                  .00      179,385.17      151,625.96        27,759.21

  5,467.11      Dreyfus/Laurel Disc Stk Fd R*           58           195,247.03             .00             .00              .00

  1,202.75      Dreyfus/Laurel Disc Stk Fd R*           21                  .00       51,152.40       43,582.16         7,570.24

  3,892.00      Seagram Ltd Common*                     68           219,822.62             .00             .00              .00
  2,487.00      Seagram Ltd Common*                     34                  .00      142,739.91      111,913.54        30,826.37

  9,723.85      Warburg Pincus Emerging
                Growth Fd                               83           338,010.31             .00             .00              .00
  1,581.15      Warburg Pincus Emerging
                Growth Fd                               21                  .00       77,530.87       69,021.99         8,508.88


* Party-in-interest.

                              SUPPLEMENTAL SCHEDULE

           RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES
                OF JOSEPH E. SEAGRAM & SONS, INC. AND AFFILIATES
            Line 27d Form 5500 - Schedule of Reportable Transactions
 Series of Transactions In Excess of Five Percent of the Current Value of the
                                   Plan Assets
                          Year ended December 31, 1999


Shares/                                        Number of         Cost of           Proceeds       Cost of Assets
Par Value       Security Description          Transactions      Purchases         From Sales      Disposed            Gain/Loss
---------       --------------------          ------------      ---------         ----------      --------            ---------
216,200.37      TBC Inc Pooled Employee
                Funds Daily Liquidity Fd           74           216,200.37              .00              .00            .00
215,738.90      TBC Inc Pooled Employee
                Funds Daily Liquidity Fd           63                  .00       215,738.90       215,738.90            .00

112,834.88      Certus Stable Value
                Series `I' Fund                    58           112,834.88              .00              .00            .00
 50,175.92      Certus Stable Value
                Series `I' Fund                    25                  .00        50,175.92        50,175.92            .00


* Party-in-interest.

                              SUPPLEMENTAL SCHEDULE

           RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES
                OF JOSEPH E. SEAGRAM & SONS, INC. AND AFFILIATES
      Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes
                                December 31, 2000


Shares/
Par Value                                   Security Description                  Cost           Price            Market
---------                                   --------------------                  ----           -----            ------
Interest-Bearing Cash                    Dreyfus Cash Mgmt Plus
206,669.1250                             Institutional Shares*                 206,669.12        1.0000          206,669.12

Corporate Stock Common
6,946.6000                               Vivendi Universal Sponsored           430,940.64       65.3125          453,699.81
                                         ADR - Common*
Participant Loans
93,847.9000                              Loans to Participants                  93,847.90        1.0000           93,847.90

Common Collective Trust
225,835.4140                             Certus Stable Value Series "I"
                                         Fund                                  225,835.42        1.0000          225,835.42
461.4700                                 TBC Inc. Pooled Employee
                                         Funds Daily Liquidity Fund                461.47        1.0000              461.47
                                                                             ------------                      ------------
Total Common Collective Trust                                                  226,296.89                        226,296.89
                                                                             ------------                      ------------
Registered Investment Companies
13,610.6280                              Dreyfus A Bonds Plus, Inc.*           190,028.36       13.8900          189,051.62

61,863.6420                              Dreyfus/Laurel Funds Inc.*
                                         S&P 500 Stk Index Fd Tr Shares      1,626,506.36       27.5100        1,701,868.79

17,305.3010                              Dreyfus/Laurel Stk Fd R*              644,466.43       36.9700          639,776.98

17,126.0170                              Warburg Pincus Emerging
                                         Growth Fd                             735,564.03       35.9000          614,824.01
                                                                             ------------                      ------------
Total Registered Investment Companies                                        3,196,565.18                      3,145,521.40
                                                                             ------------                      ------------
                  Grand Total                                                4,154,319.73                      4,126,035.12
                                                                             ============                      ============



* Party-in-interest.

                                                                       Exhibit 2

                       CONSENT OF INDEPENDENT ACCOUNTANTS



The Seagram Company Ltd.

The Retirement Savings and Investment Plan for Union Employees of Joseph E. Seagram & Sons, Inc. and Affiliates


         We hereby consent to the incorporation by reference of our report dated June 15, 2001 which appears in your Annual Report on Form 11-K of The Retirement Savings and Investment Plan for Union Employees of Joseph E. Seagram & Sons, Inc. and Affiliates for the fiscal year ended December 31, 2000.

Gutierrez & Co.

Flushing, New York
June 29, 2001